Exhibit 99.1

NOTICE TO THE MARKET

SUZANO S.A.

Publicly Held Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registration (NIRE): 29.3.0001633-1

São Paulo, May 16, 2019 — Suzano S.A. (“Suzano”, “Company”) pursuant to article 12, paragraph 4 of CVM Instruction 358/02, provides herein the full content of the notice received from Mondrian Investment Partners Limited.

São Paulo, May 16, 2019.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer

London, 16 May, 2019

Suzano S.A.
Attn.: MARCELO FERIOZZI BACCI
Director of Investors Relations
Avenida Brigadeiro Faria Lima, 1355
Jardim Paulista - São Paulo (SP)

Ref: **Decrease of significant ownership interest in Suzano S.A.**

Dear Sirs,

1. Mondrian Investment Partners Limited ("**Mondrian**"), an entity duly incorporated under the laws of the United Kingdom, in its capacity as investment manager and on behalf its affiliates who are also investment managers with clients outside of Brazil, in compliance with Article 12 of the CVM Instruction No. 358, dated January 3, 2002 ("**Instruction 358/02**"), hereby informs that the portfolios of clients under its or its affiliates' management have sold, through certain transactions on stock exchanges, directly or through American Depositary Receipts – ADRs, certain shares issued by **Suzano S.A.**("**Company**"), thus holding, currently **21,328,801** (twenty one million, three hundred and twenty-eight thousand, eight hundred and one) shares, representing **1.57%** of all shares issued by the Company.

2. This is a minority investment that does not involve a change in the composition of corporate control or a change in the management structure of the Company. Currently, Mondrian and its affiliates do not intend to purchase any additional shares of

Londres, 16 Maio, 2019

Suzano S.A.
Attn.: MARCELO FERIOZZI BACCI
Director of Investors Relations
Avenida Brigadeiro Faria Lima, 1355
Jardim Paulista - São Paulo (SP)

Ref.: **Redução de participação acionária relevante na Suzano S.A.**

Prezados Senhores,

1. Mondrian Investment Partners Limited ("**Mondrian**"), uma sociedade constituída de acordo com as leis do Reino Unido, na qualidade de gestora de carteiras e em nome de suas afiliadas que também são gestoras de carteiras de clientes fora do Brasil, em cumprimento ao que estabelece o artigo 12 da Instrução CVM nº 358, de 3.1.2002 ("**Instrução CVM 358/02**"), vem à presença de V.Sas. informar que carteiras de clientes sob sua gestão vendido, em operações realizadas em bolsa de valores, diretamente ou através de *American Depositary Receipts* – ADRs, certas ações de emissão da **Suzano S.A.**("**Companhia**"), que totalizam, atualmente, **21,328,801** ações, representando **1.57%** de todas as ações da Companhia.

2. Trata-se de um investimento minoritário que não altera a composição do controle ou a estrutura administrativa da Companhia. Atualmente, a Mondrian e suas afiliadas não pretende adquirir, em nome de seus clientes, quaisquer ações adicionais de